                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     (Mark One):

     X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 1999.


         TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transaction period
         from          to        .

                        Commission file number:  21859.

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Factory Card Outlet of America Ltd. Incentive Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Factory Card Outlet Corp.
                                2727 Diehl Road
                          Naperville, Illinois  60563

                              Required Information
                              --------------------

     Item 4
     ------

         In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA for the years ended December 31, 1999 and December 31, 1998.

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized.

     Date:  June 26, 2000           FACTORY CARD OUTLET OF AMERICA LTD.
                                    INCENTIVE SAVINGS PLAN


                                    By:  /s/ William A. Beyerl
                                         ---------------------
                                          William A. Beyerl
                                          Plan Administrator

                                    By:  /s/ Glen J. Franchi
                                         -------------------
                                          Glen J. Franchi
                                          Plan Administrator

                                    By:  /s/ Carol A. Travis
                                         -------------------
                                          Carol A. Travis
                                          Plan Administrator

                      FACTORY CARD OUTLET OF AMERICA LTD.
                            INCENTIVE SAVINGS PLAN

                               Table of Contents

                                                                       Page
Independent Auditors' Report                                              5

Statements of Net Assets Available for Plan Participants                  6

Statements of Changes in Net Assets Available for Plan Participants       7

Notes to Financial Statements                                          8-12

Supplemental Schedule

1    Item 27a - Schedule of Assets Held for Investment Purposes          13

                          Independent Auditors' Report

  The Retirement Committee
  Factory Card Outlet of America Ltd.
    Incentive Savings Plan:

  We have audited the accompanying statements of net assets available for plan participants of Factory Card Outlet of America Ltd. Incentive Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan participants for the years then ended in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  Chicago, Illinois
  June 2, 2000

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Net Assets Available for Plan Participants

December 31, 1999 and 1998

                                                                                      1999                     1998
                                                                                  ------------             -----------
Assets:
  Factory Card Outlet Corp. Common Stock                                          $     11,322                  36,516

  Investments:
    Franklin Templeton investment funds,
      at fair value:
         Stable value fund                                                             781,071                 611,763
         U.S. government securities fund                                               432,046                 604,564
         Mutual qualified fund                                                         290,411                 112,065
         Equity fund                                                                 1,491,611               1,351,220
         Balance sheet investment fund                                                 170,638                  93,299
         Foreign fund                                                                   84,654                  36,532
         Conservative target fund                                                       59,067                  24,639
         Moderate target fund                                                          117,167                  44,461
         Growth target fund                                                            125,393                  44,683
                                                                                  ------------             -----------

         Total investments                                                           3,552,058               2,923,226

  Receivables:
    Participant loans                                                                  103,563                  93,163
    Employer contributions                                                               6,424                  15,965
    Employee contributions                                                              24,155                  58,933
                                                                                  ------------             -----------

         Total receivables                                                             134,142                 168,061
                                                                                  ------------             -----------

Net assets available for plan participants                                        $  3,697,522               3,127,803
                                                                                  ============             ===========

See accompanying notes to financial statements.

FACTORY CARD OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Participants

Years ended December 31, 1999 and 1998

                                                                            1999                 1998
                                                                        ------------          -----------
Additions to net assets attributed to:
  Investment income:
    Net investment income                                               $    174,278              352,331
    Net appreciation (depreciation)
      in fair value of investments                                           475,168             (143,904)
    Interest income on participant loans                                       6,261                6,419
                                                                        ------------          -----------

                                                                             655,707              214,846

  Contributions:
    Employer                                                                 196,240              207,592
    Employee                                                                 722,876              750,407
    Rollover                                                                 178,315               49,636
                                                                        ------------          -----------

            Total additions                                                1,753,138            1,222,481
                                                                        ------------          -----------

Deductions from net assets attributed to:
  Benefits of participants                                                (1,132,407)            (512,635)
  Refund of excess employee contributions                                     (4,385)                (348)
  Hardship withdrawals                                                       (46,627)             (16,727)
                                                                        ------------          -----------

            Total deductions                                              (1,183,419)            (529,710)
                                                                        ------------          -----------

            Net increase                                                     569,719              692,771

Net assets available for plan participants:
  Beginning of year                                                        3,127,803            2,435,032
                                                                        ------------          -----------

  End of year                                                           $  3,697,522            3,127,803
                                                                        ============          ===========

See accompanying notes to financial statements.

FACTORY CARD OF OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Notes to Financial Statements - December 31, 1999 and 1998


(1)  Description of the Plan

     The following brief description of the Factory Card Outlet of America Ltd. Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan sponsored by Factory Card Outlet of America Ltd. (the Company) for all eligible employees, as defined in the Plan agreement. The Plan as adopted by the Company is a profit sharing plan with a cash or deferred savings feature. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Franklin Templeton Trust Company serves as the Plan's trustee and investment manager.

     Each participant is 100% vested in his or her salary reduction contribution, the Company's discretionary matching contributions, and actual earnings thereon at all times.

     Upon satisfaction of certain conditions and approval of the plan administrator, participants may request and receive loans of up to 50% of their vested contribution account balance. Such loans bear interest at the prime rate in effect at the time of issuance plus one percent and are repaid through payroll deductions.

     A participant's retirement account is credited with the Company's discretionary matching and base contributions, the salary reduction contribution, and allocations of forfeitures and plan earnings. Allocations are based upon participant earnings and account balances as defined. Participants are also able to rollover balances from other qualified plans. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Forfeitures become available for allocation when a terminated participant incurs five consecutive one-year breaks in service, as defined in the Plan, or receives a distribution of the vested portion of the discretionary base contribution account. The non-vested portion of amounts which are forfeited are allocated among the remaining participants in the Plan. As of the last day of each plan year, forfeitures are allocated among active participants in the ratio of each participant's compensation during the year to the total plan compensation during the year.

FACTORY CARD OF OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Notes to Financial Statements - December 31, 1999 and 1998


(2) Summary of Significant Accounting Policies

    A summary of the Plan's significant accounting policies, which have been consistently applied in the preparation of the accompanying financial statements on the accrual basis of accounting, is as follows:

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for plan participants and disclosure of commitments at the date of the financial statements and the changes in net assets available for plan participants during the reporting periods. Actual results could differ from those estimates.

       Investments

       Investments are stated at market value. Changes in the market value of securities held are included in net appreciation (depreciation) in market value of investments in the accompanying statements of changes in net assets available for plan participants. Purchases and sales of investments are recorded on a trade-date basis.

       Participant loans are valued at the outstanding principal balance.

       Participants may direct contributions in 5% increments to any of the following investment options: Franklin Templeton Stable Value Fund, Franklin Templeton U.S. Government Securities Fund, Franklin Templeton Equity Fund, Franklin Templeton Balance Sheet Investment Fund, Franklin Templeton Mutual Qualified Fund, Franklin Templeton Foreign Fund, Franklin Templeton Conservative Target Fund, Franklin Templeton Moderate Target Fund, and the Franklin Templeton Growth Target Fund. Participants were able to direct contributions in 5% increments in Factory Card Outlet Corp. Common Stock until March 23, 1999 when investment in the stock was suspended due to FCO filing for bankruptcy.

       Contributions

       The Plan provides for employee contributions from eligible participants electing to enter into a Salary Reduction Agreement with the Company. Under this feature of the Plan, a participant may elect to contribute a percentage of compensation ranging between one percent (1%) and thirteen percent (13%) in increments of one percent (1%).

       The Company makes a discretionary matching contribution to the Plan and the Retirement Committee allocates this contribution to the separate participant accounts. Only those participants who have made salary reduction contributions and have completed 1,000 hours of

FACTORY CARD OF OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Notes to Financial Statements - December 31, 1999 and 1998


       service will receive this allocation. The Company allocated the discretionary matching contribution to an individual participant's account at the rate of 33% of the first six percent (6%) of a participant's salary reduction contribution in 1999 and 1998.

       A discretionary base contribution may be made by the Company only if it has current or accumulated net profits. The Company determines the amount, if any, and the Retirement Committee allocates this contribution to the accounts of participants who were employed by the Company on the last day of the Plan year. The base contribution is allocated in proportion to each participant's compensation for the Plan year in relation to the total compensation of all participants for the Plan year. No discretionary base contribution was made in 1999 or 1998.

       Rollover contributions result from participants transferring funds from unrelated retirement plans.

       Income Tax Status

       The Plan obtained a favorable determination letter in April, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

       The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

       Administrative Expenses

       All expenses pertaining to the operation of the Plan are paid by the Company and are not charged against the assets or income of the Plan. In addition, various administrative, legal, and accounting services are performed by Company personnel on behalf of the Plan. No charges are made to the Plan for these services. Investment expenses are charged against the Plan's income.

 (3) Contributions Receivable

     Amounts receivable from employer and employees as of December 31, 1999 and 1998 represent contributions related to December payroll. These contributions were received by the Plan in January of the following year.

 (4) Plan Termination

     While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

FACTORY CARD OF OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Notes to Financial Statements - December 31, 1999 and 1998


(5) Investments

    Investments at fair value which represent 5% or more of the Plan's net assets at December 31, 1999 and 1998 are separately identified below.

                                                                                    1999              1998
                                                                                -----------       ------------
Franklin Templeton investment funds:
      Stable value fund                                                         $    781,071           611,763
      U.S. government securities fund                                                432,046           604,564
      Mutual qualified fund                                                          290,411           112,065
      Balance sheet investment fund                                                  170,638            93,299
      Equity fund                                                                  1,491,611         1,351,220

    During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

                                                                               Year ended          Year ended
                                                                              December 31,        December 31,
                                                                                  1999                1998
                                                                              -------------       -------------
Factory Card Outlet common stock                                              $     (45,336)           (106,409)
Franklin Templeton investment funds:
      U.S. government securities fund                                               (28,262)              2,342
      Mutual qualified fund                                                          (2,291)             (6,879)
      Equity fund                                                                   482,366             (22,137)
      Balance sheet investment fund                                                  (3,643)             (4,582)
      Foreign fund                                                                   18,138              (3,037)
      Conservative target fund                                                        6,856                (641)
      Moderate target fund                                                           19,323              (1,165)
      Growth target fund                                                             28,017              (1,396)
                                                                              -------------       -------------
         Net appreciation (depreciation) in
         fair value of investments                                            $     475,168            (143,904)
                                                                              =============       =============

(6) Reorganization, Chapter 11 Filing and Subsequent Event

     The Company filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") on March 23, 1999 (the "petition date") under case numbers 99-685(JJF) and 99-686(JJF) (the "Chapter 11 Cases"). The Company is currently operating its business as debtors in possession under the jurisdiction of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

     The commencement of the Chapter 11 Cases and the net losses resulting in a net deficit raise substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company's business as a going concern is contingent upon, among other things, the ability to (1) formulate a plan of reorganization that will be confirmed by the Bankruptcy Court, (2) achieve satisfactory levels of future profitable operations, (3) maintain adequate financing, and (4) generate sufficient cash from operations to meet future obligations. In September 1999 the Company announced that it received notification that the NASDAQ's staff had delisted the Company's common stock from the NASDAQ National Market effective September 1, 1999. As a result of the Chapter 11 filings, Plan participant investments in Factory Card Outlet Corp. Common Stock fund have been suspended.

     The Bankruptcy Code provides that the Company has an exclusive period during which only it may propose,

FACTORY CARD OF OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Notes to Financial Statements - December 31, 1999 and 1998

     file and solicit acceptances of a plan of reorganization. The Company has obtained approval from the Bankruptcy Court of the extension of its exclusive period to file a plan and to solicit acceptances thereof to and including July 31, 2000 and September 29, 2000, respectively. If the Company fails to file a plan of reorganization during the exclusive period or, after such plan has been filed, if the Company fails to obtain acceptance of such plan from the requisite impaired classes of creditors and equity security holders during the exclusive period, any party in interest, including a creditor, an equity security holder, a committee of creditors or equity security holders, or an indenture trustee, may file their own plan of reorganization for the Company. The Company plans to develop a plan of reorganization for submission to the Bankruptcy Court.

     In connection therewith, on June 7, 2000 the Company announced that it and the Creditors' Committee have entered into a non-binding letter of intent with Saunders, Karp and Megrue ("SKM") (the "Letter of Intent"), a Connecticut based investment company, regarding a potential transaction which would provide the Company with sufficient funding to enable it to emerge from Chapter 11. The Letter of Intent is subject to, among other things, the completion of due diligence, the execution of definitive documentation and confirmation of a plan of reorganization that would have to be voted upon by creditors. The Letter of Intent outlines the following general terms of a transaction and plan of reorganization in which SKM would invest $19.5 million, for which it would receive a note and approximately 90% of the common stock of the Company upon its emergence from Chapter 11: General unsecured creditors, whose claims are estimated to be approximately $43 million, would receive a cash distribution that may approximate $5 million, a note in the approximate amount of $7 million, and approximately 10% of the common stock of the Company upon its emergence from Chapter 11. Because the proposal would not result in creditors recovering the full amount of their claims, it does not contemplate that holders of the Company's outstanding common stock would receive any distribution and, consequently, the existing stock would be cancelled.

     The Letter of Intent provides for SKM to receive a break-up fee and expense reimbursement in the event that the Company decides to pursue an alternative transaction or course of action and restricts the Company's ability to solicit alternative proposals. The Letter of Intent is subject to the approval of the Bankruptcy Court. Accordingly, on June 8, 2000 the Company filed a motion requesting Bankruptcy Court approval of the Letter of Intent. The Company expects that the motion will be heard by the Bankruptcy Court on June 29, 2000.

FACTORY CARD OF OUTLET OF AMERICA LTD.
INCENTIVE SAVINGS PLAN
Supplemental schedule 1

                                                                      Schedule 1
                                                                      ----------


Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1999

                             Description                               Cost            Market
                                                                   ------------     ------------
Factory Card Outlet Common Stock                                   $    134,543           11,322

Franklin Templeton investment  funds,
  at fair value:
     Stable value fund                                                  781,071          781,071
     U.S. government securities fund                                    452,173          432,046
     Mutual qualified fund                                              299,146          290,411
     Equity fund                                                      1,065,630        1,491,611
     Balance sheet investment fund                                      177,043          170,638
     Foreign fund                                                        71,443           84,654
     Conservative target fund                                            52,978           59,067
     Moderate target fund                                                99,114          117,167
     Growth target fund                                                  99,504          125,393
Participant loans                                                       103,563          103,563

                                                                   ------------     ------------
                                                                   $  3,336,208        3,666,943
                                                                   ============     ============

See accompanying independent auditors' report.